EXHIBIT 99.1

News for Immediate Release

Electrovaya Wins Orders From Second Global Japanese Headquartered Construction Equipment OEM

Orders placed through Sumitomo Corporation Power & Mobility for high-voltage battery systems to be used by a Major Japanese Headquartered OEM’s Vehicle Project

Toronto, Ontario – March 6, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a lithium ion battery technology and manufacturing company, today announced that it has received orders from a second global construction OEM through its partnership  with Sumitomo Corporation Power & Mobility (“SCPM”), a 100% subsidiary of Sumitomo Corporation (TYO: 8053). This order is for high voltage battery systems for a leading global Japanese headquartered construction equipment manufacturer. The orders were placed under Electrovaya’s existing Supply Agreement with SCPM and will be delivered in Japan in 2025.

“We are excited to have a second major construction equipment OEM win in addition to  both overall increased traction in the Japanese market and expansion of new verticals for our products,” said Dr. Raj DasGupta, CEO of Electrovaya. “We believe that our competitive advantages with respect to safety and cycle life continue to provide a key benefit for heavy duty electrified applications.”

For more information, please contact:

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, the potential for additional purchase orders from the described customer in CY 2025, order growth and customer demand in FY 2025,  future business opportunities, and the  ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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